# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZUORA, INC., CIK 0001423774
CUSIP: 98983V106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Redwood Shores Parkway, Redwood City, California (CA), 94605
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0000899243-23-019502
Filed by CIK 0001917859
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Elizabeth Cooper, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Louis Argentieri, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212- 455-2000

## Reporting persons
- SLA Zurich Holdings, L.P. (CIK 0001917526): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLA Zurich Aggregator, L.P. (CIK 0001917533): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLA Zurich GP, L.L.C. (CIK 0001917860): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SL Alpine II Aggregator GP, L.L.C. (CIK 0001917870): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Alpine Associates II, L.P. (CIK 0001917866): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLAA II (GP), L.L.C. (CIK 0001917859): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Group, L.L.C. (CIK 0001418226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: ZUORA, INC.
Address of issuer's principal executive offices: 101 Redwood Shores Parkway, Redwood City, California (CA), 94605
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed by SLA Zurich Holdings, L.P. ("SLA Zurich Holdings"), SLA Zurich Aggregator, L.P. ("SLA Zurich Aggregator"), SLA Zurich GP, L.L.C. ("SLA Zurich GP"), SL Alpine II Aggregator GP, L.L.C. ("SLA Aggregator"), Silver Lake Alpine Associates II, L.P. ("SLAA"), SLAA II (GP), L.L.C. ("SLAA GP") and Silver Lake Group, L.L.C. ("SLG" and, together with SLA Zurich Holdings, SLA Zurich Aggregator, SLA Zurich GP, SLA Aggregator, SLAA and SLAA GP, "Silver Lake") and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed on September 25, 2023 and Amendment No. 2 filed with the SEC on October 17, 2024, (as amended, the "Schedule 13D"), related to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Zuora, Inc., a Delaware corporation (the "Issuer"). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the amended and restated Annex A attached hereto as Exhibit 99.2 is incorporated herein by reference in this amended Item 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 14, 2025 (the "Closing Date"), pursuant to the Agreement and Plan of Merger dated as of October 17, 2024 (the "Merger Agreement") by and among the Issuer, Zodiac Purchaser, L.L.C., a Delaware limited liability company ("Parent"), and Zodiac Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), among other things, (a) Merger Sub merged with and into the Issuer (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively the "Transactions"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"), (b) each issued and outstanding share of Class A Common Stock and Class B common stock of the Issuer, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") as of immediately prior to the effective time of the Merger (the "Effective Time"), except for the shares described in clause (c), were converted into the right to receive $10.00 in cash without interest (the "Merger Consideration"), (c) each share of Common Stock held in the treasury of the Issuer, each Rollover Share (as defined in the Merger Agreement) and any shares of Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time were automatically canceled and no consideration was delivered in exchange therefor and (d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time was automatically converted into one fully paid, nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Immediately prior to the closing of the Merger, SLA Zurich Holdings contributed all of the Issuer's 3.95%/5.50% Convertible Senior PIK Toggle Notes due 2029 (the "Notes") held by it to SLA II CM Zodiac Holdings, L.P. ("SLA II CM"), an affiliate of Silver Lake. SLA II CM then entered into that certain Repurchase Agreement, dated as of February 14, 2025, pursuant to which the Issuer repurchased from SLA II CM $103,066,757 aggregate principal amount of the Notes (the "Repurchased Notes"). Upon such repurchase, the Repurchased Notes were cancelled. In addition, immediately prior to the closing of the Merger, SLA II CM contributed $296,933,243 aggregate principal amount of the Notes (the "Contributed Notes") to an indirect parent company of Parent and after the closing of the Merger, the Contributed Notes will be contributed further down to the Issuer to be cancelled. The Repurchased Notes and the Contributed Notes together represent all of the Notes held by Silver Lake immediately prior to the Merger.

The Issuer is party to (i) the Warrant to Purchase Shares of Common Stock of the Issuer at an exercise price per share of $20.00, dated as of March 24, 2022, by and between the Issuer and SLA Zurich Aggregator, (ii) the Warrant to Purchase Shares of Common Stock of the Issuer at an exercise price per share of $22.00, dated as of March 24, 2022, by and between the Issuer and SLA Zurich Aggregator and (iii) the Warrant to Purchase Shares of Common Stock of the Issuer at an exercise price per share of $24.00, dated as of March 24, 2022, by and between the Issuer and SLA Zurich Aggregator each as amended from time to time (collectively, the "Warrant Agreements"), pursuant to which the Issuer issued to SLA Zurich Aggregator certain warrants to purchase up to 7.5 million shares of Class A Common Stock (the "Warrants").

In connection with the closing of the Merger, immediately prior to the Effective Time, each Warrant that is outstanding and unexercised immediately prior to the Effective Time ceased to represent a warrant exercisable for shares of Common Stock and the holder thereof has the right to receive the same amount of cash as it would have been entitled to receive pursuant to the terms of the applicable Warrant Agreement if such holder had, immediately after the Effective Time, exercised such Warrant for cash. Because the Merger Consideration is less than the exercise price of the Warrants, no payments will be made in respect of the Warrants to the holders thereof in the Merger, and the Warrants will be canceled.

In connection with the closing of the Merger, Mr. Joseph Osnoss disposed of 33,568 shares of Common Stock and 27,904 restricted stock units, in each case, which had previously been awarded to Mr. Osnoss as director compensation, for the Merger Consideration and pursuant to the Merger Agreement, respectively. These securities were previously held by Mr. Osnoss for the benefit of Silver Lake Technology Management, L.L.C., certain of its affiliates or certain of the funds they manage.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a) - (c) and (e) of the Schedule 13D are hereby amended and restated as follows:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
(b) On the Closing Date following the Transactions and as of the date hereof, each of the Reporting Persons and the persons named on Annex A did not beneficially own any shares of Class A Common Stock.
(c) Except as set forth in Item 4 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer's Class A Common Stock during the past 60 days.

(e) Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

As of the Closing Date, following the Transactions, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's outstanding shares of Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information disclosed under Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows

Exhibit No. Description
99.1 Signature Pages*
99.2 Annex A Managing Members of Silver Lake Group, L.L.C.*
* filed herewith

## Signatures
- SLA Zurich Holdings, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director of SLA Zurich GP, L.L.C.,See Exhibit 99.1 (02/19/2025)
- SLA Zurich Aggregator, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (02/19/2025)
- SLA Zurich GP, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director, See Exhibit 99.1 (02/19/2025)
- SL Alpine II Aggregator GP, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (02/19/2025)
- Silver Lake Alpine Associates II, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (02/19/2025)
- SLAA II (GP), L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (02/19/2025)
- Silver Lake Group, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C., See Exhibit 99.1 (02/19/2025)